Exhibit (n)

Guinness Atkinson Funds

RULE 18f-3 MULTI-CLASS PLAN

(Adopted as of May 18, 2015)

I.        Introduction

Pursuant to Rule 18f-3 under the Investment Fund Act of 1940, as amended (the “1940 Act”), the following sets forth the method for allocating fees and expenses among each class of shares (“Shares”) of the underlying investment funds of the investment companies listed on Exhibit A (each a “Fund”) that issues multiple classes of shares (the “Multi-Class Funds”). In addition, this Rule 18f-3 Multi-Class Plan (the “Plan”) sets forth the shareholder servicing arrangements, distribution arrangements, conversion features, exchange privileges, other shareholder services, voting rights, dividends, and per share net asset value of each class of shares in the Multi-Class Funds. The Multi-Class Funds covered by this Plan are listed on Exhibit B.

Each Fund is an open-end, management investment Fund registered under the 1940 Act, the shares of which are registered on Form N-1A under the Securities Act of 1933. Upon the effective date of this Plan, each Fund hereby elects to offer multiple classes of shares in the Multi-Class Funds pursuant to the provisions of Rule 18f-3 and this Plan. Each Multi-Class Fund is authorized to issue multiple classes of shares representing interests in the same underlying portfolio of assets of the respective Fund, as described below.

II.       Class Arrangements

Each Multi-Class Fund shall offer such class or classes of shares as the Board of Trustees of each Fund shall determine from time to time. The Funds participating in this Multi-Class Plan are indicated on Exhibit A. Additional details regarding such fees and services are set forth in each Fund’s current Prospectus and Statement of Additional Information.

ETF Shares

Each Multi-Class Fund may offer ETF shares to investors that are (or who purchase through) Authorized Participants and who generally are participants in the Depositor Trust Company network and who have executed an Authorized Participant agreement with the Multi-Class Fund’s distributor. Except for conversions (see below, under Exchange Privilege), ETF shares must be purchased in creation units only, and subject to transaction fees. The creation unit size, transaction fee and additional eligibility requirements are as specified in the Fund’s Prospectus and Statement of Additional Information. Investors who are not Authorized Participants may purchase and sell ETF shares in the secondary market.

Mutual Funds.

Mutual funds may be offered as institutional or investor shares, subject to minimum purchase requirements as set forth in the prospectus.

The following charts summarize the front-end sales charges, contingent deferred sales charges, Rule 12b-1 distribution fees, shareholder servicing fees, conversion features, exchange privileges and other shareholder services applicable to each mutual fund class of shares of the Multi-Class Funds.

	Institutional Class	Investor Class
Initial Sales Load	None	None
Contingent Deferred Sales Load	None	None
Rule 12b-1 Distribution Fees	None	up to 0.25% for Shareholder Servicing
Shareholder Servicing	None	up to 0.25%
Exchange Privileges

Other Shareholder Services

For each Class of a Multi-Class Fund, other shareholder services may be offered as provided in the Prospectus. The Funds’ shareholder servicing agent may subcontract with other parties for the provision of various sub-accounting, processing, communication and sub-administrative services.  Currently, the Investor Share Class may incur up to 0.25% in fees for Shareholder Services.

Sales Charge Waivers

Sales charges may be waived as permitted by Rule 22d-1 under the Investment Fund Act of 1940, as amended (the “1940 Act”). Shareholders relying upon any of the sales charge waivers must qualify for such waiver.

III.      Allocation of Expenses

Pursuant to Rule 18f-3 under the 1940 Act, each Fund shall allocate to each class of shares in a Multi-Class Fund (i) any fees and expenses incurred by the Fund in connection with the distribution of such class of shares under a distribution plan adopted for such class of shares pursuant to Rule 12b-1, and (ii) any fees and expenses incurred by the Fund under a shareholder servicing agreement in connection with the provision of shareholder services to the holders of such class of shares. Each class may, at the Board’s discretion, also pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes.  In addition, pursuant to Rule 18f-3, each Fund may, at the Board’s discretion, allocate the following fees and expenses to a particular class of shares in a single Multi-Class Fund:

1.        transfer agent fees identified by the transfer agent (and sub-transfer agency fees identified by financial intermediaries) as being attributable to such class of shares;

2.        printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses, reports and proxies to current shareholders of such class of shares or to regulatory agencies with respect to such class of shares;

3.        blue sky fees incurred by such class of shares;

4.        Securities and Exchange Commission registration fees incurred by such class of shares;

5.        the expense of administrative personnel and services (including, but not limited to, those of a fund accountant or dividend paying agent charged with calculating net asset values or determining or paying dividends) as required to support the shareholders of such class of shares;

6.        litigation or other legal expenses relating solely to such class of shares;

7.        Trustees’ fees incurred as result of issues relating to such class of shares; and

8.        independent accountants’ fees relating solely to such class of shares.

All other expenses will be allocated to each class on the basis of the net assets of that class in relation to the net assets of the Fund.  The Adviser, Distributor, Administrator and any other provider of services to the Multi-Class Funds may waive or reimburse the expenses of a particular class or classes.

Income, realized and unrealized capital gains and losses, and any expenses of a Multi-Class Fund not allocated to a particular class of such Multi-Class Fund pursuant to this Plan shall be allocated to each class of the Multi-Class Fund on the basis of the net asset value of that class in relation to the net asset value of the Multi-Class Fund.

The initial determination of the class expenses that will be allocated by each Fund to a particular class of shares and any subsequent changes thereto will be reviewed by the Board of Trustees and approved by a vote of the Trustees of each Fund, including a majority of the Trustees who are not interested persons of each Fund. The Trustees will monitor conflicts of interest among the classes and agree to take any action necessary to eliminate conflicts.

IV.      Exchange Privilege

Fund shareholders may conduct self-directed exchanges from one class of shares to another class of shares of the same Fund so long as they meet eligibility requirements. An exchange will occur at the net asset value of the exchanged shares, except as provided below.

Mutual Fund Shares

All exchanges are based upon the net asset value that is next calculated after the Fund receives an order, provided the exchange out of one Fund must occur before the exchange into the other Fund. Therefore, in order for an exchange to take place on the date that the order is submitted, the order must be received prior to the close of both the Fund that is being exchanged into and the Fund is being exchanged out of, otherwise, the exchange will occur on the following business day on which both Funds are open. No fee is imposed for processing exchanges of shares.

ETF Shares

The Fund intends to provide a conversion opportunity for shareholders to convert mutual fund shares to ETF shares at a future date.

A shareholder may convert investor shares or institutional shares into ETF shares of the same Fund (if available), provided that (i) the share class out of which the shareholder is converting and the ETF shares declare and distribute dividends on the same schedule; (ii) the shares to be converted are held in an appropriate brokerage account that can receive ETF shares; and (iii) following conversion, the ETF shares will be held in a brokerage account. Any such conversion will occur at the respective net asset values of the share classes next calculated after the receipt of the shareholder’s request in good order. A Multi-Class Fund may charge a fee to process or effectuate conversions to ETF shares. The Fund may limit the number of conversion requests to be processed for a shareholder during a particular calendar period.

Additional Information Regarding Exchanges

The exchange privilege may be exercised only in those states where the shares of the exchanged and acquired Funds may be legally sold. In general, the same rules and procedures that apply to sales and purchases apply to exchanges.

A Multi-Class Fund may change the terms or conditions of the exchange privilege discussed herein through amendment to this Plan. If an exchange offer is terminated or amended materially, the changes to the Plan will only be implemented after sixty (60) days’ written notice to shareholders.

V.       Dividends

Shareholders automatically receive all income dividends and capital gain distributions in additional shares of the same class at the net asset value next determined following the record date, unless the shareholder has elected to take such payment in cash.

In the absence of waivers, the amount of dividends payable on some classes will be more than the dividends payable on other classes of shares because of the distribution expenses and/or service fees charged to the various classes of shares.

Vi.      Board Review

The Board of Trustees of each Multi-Class Fund shall review this Plan at least annually and more frequently as it deems necessary. For any Multi-Class Fund that issues ETF shares, such review shall consider the impact of cash flows into any share class as well as other considerations of cross-subsidization.

Prior to any material amendment(s) to this Plan, the Board of Trustees, including a majority of the Trustees that are not interested persons of a Fund, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating class and/or fund expenses), is in the best interest of each class of shares of a Multi-Class Fund individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Trustees shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

In making its determination to approve this Plan, the Trustees have focused on, among other things, the relationship between or among the classes and have examined potential conflicts of interest among classes regarding the allocation of fees, services, waivers and reimbursements of expenses, and voting rights. The Board has evaluated the level of services provided to each class and the cost of those services to ensure that the services are appropriate and the allocation of expenses is reasonable. In approving any subsequent amendments to this Plan, the Board shall focus on and evaluate such factors as well as any others deemed necessary by the Board.

Adopted: May 18, 2015

Amended: as of December 31, 2015

[Amended: as of February 23, 2026]

EXHIBIT A

Investment Trust Adopting this Combined Rule 18f-3 Multi-Class Plan

Guinness Atkinson Funds

EXHIBIT B

Guinness Atkinson Global Innovators Fund